mCloud Technologies Corp.

Appointment of Proxyholder

I/We, being holder(s) of common shares of mCloud Technologies Corp. (the "Company"), hereby appoint: Russel H. McMeekin, Chief Executive Officer, or, failing him, Michael A. Sicuro, Chairman, Chief Investment Officer and Corporate Secretary OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (Scottsdale Time) on December 29, 2020, at the Hotel Valley Ho, 6850 E Main Street, Scottsdale, Arizona, USA (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	*FOR*	*WITHHOLD*
1. Russel H. McMeekin	☐	☐
2. Michael Allman	☐	☐
3. Michael A. Sicuro	☐	☐
4. Costantino Lanza	☐	☐
5. Elizabeth MacLean	☐	☐
6. Ian Russell	☐	☐

	FOR	*AGAINST*	*WITHHOLD*
2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration	☐		☐
3. Equity Incentive Plan To reapprove the equity incentive plan of the Company	☐	☐	☐
4. Share Consolidation To approve, with or without amendment, an ordinary resolution authorizing the consolidation of all of the issued and outstanding common shares at a ratio of up to 3 pre-consolidation common shares for every 1 post-consolidation common share, or such other ratio as may be determined by the directors in their sole discretion and accepted by the TSX Venture Exchange	☐	☐	☐
5. Creation of a New Class of Preferred Shares To approve, with or without amendment, a special resolution authorizing an amendment to the Notice of Articles and Articles of the Company to create a new class of preferred shares	☐	☐	☐

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://ca.astfinancial.com/financialstatements and input code 7748A

- ☐ I would like to receive quarterly financial statements
- ☐ I would like to receive the information circular for the next meeting
- ☐ I would like to receive future mailings by email at

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I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 A.M. (Toronto Time) on December 24, 2020.

Proxy Form – Annual and Special Meeting of Shareholders of mCloud Technologies Corp. to be held on December 29, 2020 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

AST

How to Vote

INTERNET

- Go to https://proxyvote.com
- Cast your vote online
- View Meeting documents

To vote using your smartphone, please scan this QR Code ➔

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States at:
1-800-474-7493 (English) or 1-800-474-7501 (French) and follow the voice instructions

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL

- Complete and return your signed proxy in the envelope provided or send to:

Broadridge Investor Communications Corporation
P.O. Box 3700
STN Industrial Park
Markham, ON L3R 9Z9

An undated proxy is deemed to be dated on the day it was received by Broadridge Investor Communications Corporation.

If you wish to receive investor documents electronically in future, please visit https://ca.astfinancial.com/edelivery to enrol.

All proxies must be received by 10:00 A.M. (Toronto Time) on December 24, 2020.